# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CREDIT ACCEPTANCE CORP, CIK 0000885550
CUSIP: 225310101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25505 WEST TWELVE MILE ROAD, Southfield, Michigan (MI), 48034-8339
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001473482
Persons authorized to receive notices and communications: Bradley J. Wyatt, Greenberg Traurig, LLP, 2375 E Camelback Rd, Suite 800, Phoenix, Arizona (AZ), 85016, 602-445-8057

## Reporting persons
- The Donald A. Foss 2009 Remainder Trust (CIK 0001473482): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 796,323; sole dispositive power 796,323; shared dispositive power 0; aggregate amount beneficially owned 796,323 (7.6% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- The Donald A. Foss 2010 Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 493,319; sole dispositive power 493,319; shared dispositive power 0; aggregate amount beneficially owned 493,319 (4.7% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- The Donald A. Foss 2010 Remainder Trust #2: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 8,826; shared voting power 0; sole dispositive power 8,826; shared dispositive power 0; aggregate amount beneficially owned 8,826 (0.1% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- The Donald A. Foss 2011 Remainder Trust FBO Robert s. Foss and Descendants: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 85,979; shared voting power 0; sole dispositive power 85,979; shared dispositive power 0; aggregate amount beneficially owned 85,979 (0.8% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Marital Trust U/A Donald A. Foss Trust January 16, 1981: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 686,497; sole dispositive power 0; shared dispositive power 686,497; aggregate amount beneficially owned 686,497 (6.6% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Allan V. Apple, not individually but solely in capacity as trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 94,805; shared voting power 1,976,139; sole dispositive power 1,384,447; shared dispositive power 686,497; aggregate amount beneficially owned 2,070,944 (19.8% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CREDIT ACCEPTANCE CORP
Address of issuer's principal executive offices: 25505 WEST TWELVE MILE ROAD, Southfield, Michigan (MI), 48034-8339

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Donald A. Foss 2010 Remainder Trust #2, the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants, and the Marital Trust U/A Donald A. Foss Trust January 16, 1981 (collectively, the "Trusts"), and Allan V. Apple (collectively, with the Trusts, the "Reporting Persons"). Mr. Apple is a trustee of the Trusts.
Residence or business address: The principal office of the Reporting Persons is 255 E Brown Street, Suite 200, Birmingham, MI 48009.
Present principal occupation or employment: Mr. Apple is principally responsible as trustee of the Trusts but is otherwise retired from his professional duties.
Criminal convictions in the last five years: During the last five (5) years, none of the Trusts nor Mr. Apple has been a convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Trusts nor Mr. Apple has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Trusts are established under the laws of the State of Michigan. Mr. Apple is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D is being filed to report a change in the shares beneficially owned by the Reporting Persons. The Reporting Persons intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments. The Reporting Persons may from time to time, acquire additional common stock from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of some or all of the Issuer's common stock that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Persons reserve the right not to acquire common stock at any given time and not to dispose of all or part of common stock the Reporting Persons may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Donald A. Foss 2009 Remainder Trust directly holds 796,323 shares, which represents 7.6% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust directly holds 493,319 shares, which represents 4.7% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust #2 directly holds 8,826 shares, which represents 0.1% of common stock of the Issuer; the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants holds 85,979 shares, which represents 0.8% of common stock of the Issuer; and the Marital Trust U/A Donald A. Foss Trust January 16, 1981 directly holds 686,497 shares, which represents 6.6% of common stock of the Issuer. Mr. Apple beneficially owns an aggregate of 2,070,944 shares, which represents 19.8% of common stock of the Issuer by virtue of his capacity as trustee/co-trustee of the Trusts.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Apple has sole voting power over 94,805 shares of common stock of the Issuer as trustee of The Donald A. Foss 2010 Remainder Trust #2 and The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants. Mr. Apple has sole dispositive power over 1,384,447 shares of common stock of the Issuer as trustee of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, The Donald A. Foss 2010 Remainder Trust #2, and The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants.

Mr. Apple shares voting power over 1,976,139 shares with the co-trustees of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, and the Marital Trust U/A Donald A. Foss Trust January 16, 1981. Lastly, Mr. Apple shares dispositive power over 686,497 shares of common stock of the Issuer with the co-trustees of the Marital Trust U/A Donald A. Foss Trust January 16, 1981.
Transactions in the class effected during the past sixty days: Commencing April 13, 2026, the Marital Trust U/A Donald A. Foss Trust January 16, 1981 began disposing of shares in the open market. As of the date of this filing on Schedule 13D, the Marital Trust U/A Donald A. Foss Trust has disposed of 66,300 shares at prices ranging from the average daily price of $471.50 per share to $560.84 per share, inclusive. None of the other Trusts effected any transactions in shares of common stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The respective beneficiaries of the Trusts ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The shares of common stock in the Marital Trust U/A Donald A. Foss Trust January 16, 1981 are subject to the terms of a shareholder agreement, entered into by Mr. Foss on January 3, 2017. Under the terms of that agreement, which continue to be applicable to the trustees of the Marital Trust U/A Donald A. Foss Trust January 16, 1981 following Mr. Foss's death on August 14, 2022, the shares in the trust are to be voted in accordance with the recommendation of the Issuer's Board of Directors with respect to election and removal of directors, certain routine matters and any other proposal to be submitted to the Issuer's shareholders with respect to any extraordinary transaction providing for the acquisition of all of the Issuer's outstanding common stock until the final adjournment of the tenth annual meeting of shareholders held by the Issuer after the date of the shareholder agreement.

Mr. Apple is also co-trustee of the Donald A. Foss 2009 Remainder Trust and the 2010 Remainder Trust and has investment discretion with regard to the assets of the trusts, including the shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement (included as Exhibit A)

## Signatures
- The Donald A. Foss 2009 Remainder Trust: /s/ Allan V. Apple, Allan V. Apple/Co-Trustee (06/05/2026)
- The Donald A. Foss 2010 Remainder Trust: /s/ Allan V. Apple, Allan V. Apple/Co-Trustee (06/05/2026)
- The Donald A. Foss 2010 Remainder Trust #2: /s/ Allan V. Apple, Allan V. Apple/Trustee (06/05/2026)
- The Donald A. Foss 2011 Remainder Trust FBO Robert s. Foss and Descendants: /s/ Allan V. Apple, Allan V. Apple/Trustee (06/05/2026)
- Marital Trust U/A Donald A. Foss Trust January 16, 1981: /s/ Allan V. Apple, Allan V. Apple/Co-Trustee (06/05/2026)
- Allan V. Apple, not individually but solely in capacity as trustee: /s/ Allan V. Apple, Allan V. Apple (06/05/2026)